Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 24, 2006

List of materials

Documents attached hereto:


i) A press release announcing Sony Reports on Voluntary Global Replacement Program for Notebook Computer Battery Packs



                                                                October 24, 2006

                                                                Sony Corporation


              Sony Reports on Voluntary Global Replacement Program
                      for Notebook Computer Battery Packs

TOKYO, Oct. 24 -Today Sony announced details of its global voluntary replacement program, previously announced on Sept. 28, for certain notebook computer battery packs using Sony-manufactured lithium ion battery cells. This program is being implemented in cooperation with the U.S. Consumer Product Safety Commission and other regulatory agencies worldwide.

     This replacement program has been offered by Sony for all notebook computer battery packs containing the same types of Sony-manufactured battery cells as were involved in the Dell, Apple Computer and Lenovo recalls.

     Sony initiated this replacement program as a measure of its commitment to ensuring customer satisfaction and alleviating any consumer concern.

     "For those customers and PC users who may have been affected by the recent issues involving Sony-manufactured batteries, we regret any inconvenience or concern this may have caused," said Yutaka Nakagawa, executive deputy president, Sony Corporation. "We are confident that our voluntary global battery replacement program will address any remaining concerns or needs of our customers and consumers."


Affected Battery Packs:  Battery packs in specific notebook computers containing certain battery cells (2.4Ah, 2.6Ah) manufactured by Sony during the period from August 2003 to February
                         2006.

Number of Units Covered: Approx. 3.5 mil units (not including packs previously recalled by Dell, Apple Computer and Lenovo).

Replacement Process:     Specific replacement programs' starting periods and
                         procedures for consumers have been or soon will be
                         announced by each of the participating PC
                         manufacturers.

Battery Disposal:        Sony will dispose of the returned battery packs
                         collected by the PC manufacturers.


        The total cost estimate to Sony for this replacement program, including costs associated with the Dell, Apple Computer and Lenovo recalls, is expected to be about 51 billion yen. This estimate is based on the total potential of up to 9.6 million battery packs being covered.

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